UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
Global Defense Technology & Systems, Inc.
(Name of Subject Company)
Global Defense Technology & Systems, Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
37950B107
(CUSIP Number of Class of Securities)
John Hillen
President and Chief Executive Officer
Global Defense Technology & Systems, Inc.
1501 Farm Credit Drive, Suite 2300, McLean, VA 22102-5011
703-738-2840
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
With Copies to:

Jeffrey Grill, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N St. NW Washington, DC 20037 202-663-8000	Lawrence T. Yanowitch, Esq. Lawrence R. Bard, Esq. Morrison & Foerster LLP 1650 Tysons Boulevard Suite 400 McLean, Virginia 22102 (703) 760-7700
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FOR IMMEDIATE RELEASE: March 3, 2011
GTEC Investor Relations Contact
Joseph Cormier
t: +1.703.883.2771
e: investors@gtec-inc.com
GTEC Media Contact
Lauren Peduzzi
t: +1.703.738.2861
e: media@gtec-inc.com
Ares Management Media Contact
Bill Mendel
Mendel Communications
t: +1 212.397.1030
e: bill@mendelcommunications.com
GTEC TO BE ACQUIRED BY AN AFFILIATE OF ARES MANAGEMENT LLC
THROUGH CASH TENDER OFFER
Stockholders to Receive $24.25 Per Share in Cash; Transaction Valued at $315 Million
MCLEAN, Va., March 3, 2011 — Global Defense Technology & Systems, Inc. (NASDAQ: GTEC), a provider of mission-critical, technology-based systems, solutions and services for national security agencies and programs of the U.S. government, today announced it has entered into a definitive agreement to be acquired through a cash tender offer at $24.25 per share by an affiliate of Ares Management LLC (“Ares”), in a transaction with a total value of approximately $315 million, including the assumption of debt and prior to expenses. Under the terms of the agreement, which was approved by GTEC’s Board of Directors, the tender offer is not subject to any financing contingencies. Damian Perl, the founder and Chief Executive of Global Strategies Group (GLOBAL), former sole beneficial owner of GTEC and a current GTEC director, entered into a tender and voting agreement in support of the offer. GLOBAL is the largest beneficial shareholder in GTEC, owning approximately 42% of GTEC outstanding stock.
The per share purchase price of the tender offer represents a premium of approximately 51% over GTEC’s closing stock price as of March 2, 2011 and approximately 56% over its 90-day average closing stock price.
“We are extremely excited about what this new relationship will bring to our customers and employees, and the return this represents for our shareholders,” said John Hillen, President & CEO of GTEC. “Ares Management will partner with GTEC’s management team to help support our growth as the leading mid-sized national security company. Our customers have come to rely on our extensive mission expertise, differentiated technology, engineering solutions and responsiveness as an agile prime contractor. We will continue to build and deliver exceptional solutions in cyber security, information architecture, network and systems engineering, intelligence analysis and force mobility and modernization to support the most pressing needs of our national security customers.”
“We are attracted to GTEC’s platform and business plan as well as the way its management has grown the business,” said Matt Cwiertnia, Senior Partner of Ares Management. “We anticipate that this long-term investment will enable the existing management team to expand its cutting edge and established franchise—one that is intrinsically involved with the growing markets for IT and national security.”

Transaction Details
Under the terms of the definitive agreement, Ares will commence a cash tender offer to acquire GTEC’s outstanding shares of common stock at $24.25 per share. The closing of the tender offer, which is expected to occur in the second quarter of 2011, is subject to customary terms and conditions, including the tender of at least a majority of GTEC’s shares (on a fully diluted basis) and regulatory approvals including expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The definitive merger agreement provides for the parties to effect, subject to customary conditions, a merger following the completion of the tender offer, which will result in all shares not tendered in the tender offer being converted into the right to receive $24.25 per share in cash. Upon completion of the merger, GTEC will become a private company, wholly owned by Sentinel Acquisition Holdings Inc., an affiliate of Ares.
Under the terms of the definitive merger agreement, GTEC is permitted to solicit alternative acquisition proposals from third parties through April 1, 2011 and intends to consider any such proposals. There can be no assurance that the solicitation of such proposals will result in an alternative acquisition transaction. It is not anticipated that any developments will be disclosed with regard to this process unless the Company’s Board of Directors makes an affirmative decision to proceed with an alternative acquisition proposal. In addition, GTEC may, at any time, subject to the terms of the definitive merger agreement, respond to unsolicited alternative acquisition proposals. The definitive merger agreement also contains certain break-up fees payable to Ares in connection with the termination of the definitive merger agreement under certain circumstances.
Cowen and Company, LLC is acting as exclusive financial advisor to GTEC. Morrison & Foerster LLP and Pillsbury Winthrop Shaw Pittman LLP are acting as legal advisors to GTEC and its Board of Directors. Wells Fargo Securities LLC is acting as financial advisor to Ares. Proskauer Rose LLP and Arnold & Porter LLP are acting as outside legal counsel to Ares.
About Global Defense Technology & Systems, Inc.
Global Defense Technology & Systems, Inc. provides mission-critical, technology-based systems, solutions, and services for national security agencies and programs of the U.S. government. Our services and solutions are integral parts of mission-critical programs run by the Department of Defense, Intelligence Community, Department of Homeland Security, federal law enforcement agencies, and other parts of the federal government charged with national security responsibilities. GTEC’s nearly 1,200 employees remain focused on delivering essential cyber security systems and operations, intelligence analysis, assured enterprise IT, C4ISR and force mobility and modernization solutions to our customers in the defense and national security community. Learn more about GTEC at www.gtec-inc.com.
About Ares Management LLC
Ares Management LLC is a global alternative asset manager and SEC registered investment adviser with approximately $39 billion of committed capital under management and approximately 360 employees as of December 31, 2010. The firm is headquartered in Los Angeles with professionals also located across the United States, Europe and Asia and has the ability to invest in all levels of a company’s capital structure — from senior debt to common equity. The firm’s investment activities are managed by dedicated teams in its Private Equity, Private Debt and Capital Markets investment platforms. Ares Management was built upon the fundamental principle that each platform benefits from being part of the greater whole. This multi-asset class synergy provides its professionals with insights into industry trends, access to significant deal flow and the ability to assess relative value.
The Ares Private Equity Group pursues majority or shared-control investments, principally in under-capitalized middle market companies. The group seeks strong business franchises and situations where its capital can serve as a catalyst for growth. Its senior partners average more than 20 years of experience investing in, controlling, advising, and restructuring leveraged companies. For additional information, visit www.aresmgmt.com.

Additional Information
The tender offer for the outstanding shares of GTEC has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of GTEC. At the time the tender offer is commenced, Ares will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and GTEC will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and GTEC stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials, when prepared and ready for release, will be made available to GTEC’s stockholders at no expense to them. In addition, at such time GTEC stockholders will be able to obtain these documents for free from the Securities and Exchange Commission’s website at www.sec.gov.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Statements in this announcement other than historical data and information constitute forward-looking statements that involve risks and uncertainties. A number of factors could cause our actual results, performance, achievements or industry results to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to the following: uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of GTEC’s stockholders will tender their shares in the tender offer; the risk that competing offers will be made and that GTEC will enter into an alternative transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived, including regulatory approvals; and other risk factors discussed in GTEC’s Annual Report on Form 10-K, and such other filings that GTEC makes with the Securities and Exchange Commission from time to time. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements. All forward-looking statements speak only as of the date hereof and GTEC undertakes no obligation to update such forward-looking statements in the future except as required by law.